SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 11-K


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from October 1, 1997 to December 31, 1997
                         Commission File Number: 1-8147


                               MEDIQ Incorporated
             (Exact name of registrant as specified in its charter)


          Delaware                                              51-0219413
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                             Identification No.)

One MEDIQ Plaza, Pennsauken, New Jersey                              08110
(Address of principal executive offices)                           (Zip Code)

Registrant's telephone number, including area code:  (609) 662-3200

                       Transition Report for Three Months
                             Ended December 31, 1997


                   MEDIQ Incorporated Employees' Savings Plan
                   ------------------------------------------
                            (Full Title of the Plan)


                  One MEDIQ Plaza, Pennsauken, New Jersey 08110
                  ---------------------------------------------
                              (Address of the Plan)


        MEDIQ Incorporated, One MEDIQ Plaza, Pennsauken, New Jersey 08110
        -----------------------------------------------------------------
               (Issuer and address of principal executive office)

                          Independent Auditors' Report


To the Trustees of
MEDIQ Incorporated Employees' Savings Plan
Pennsauken, New Jersey


We have audited the accompanying statements of net assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan as of December 31, 1997 and September 30, 1997, and the related statements of changes in net assets available for benefits for the three months ended December 31, 1997 and for each of the two years in the period ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the MEDIQ Incorporated Employees' Savings Plan as of December 31, 1997 and September 30, 1997, and the changes in net assets available for benefits for the three months ended December 31, 1997 and for each of the two years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose true historical cost information for three of the Plan's fund options. The cost basis for these three funds were restated on January 1, 1997 based on market value at that date, when the respective funds were transferred to participants individual accounts. Disclosure of historical cost information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
June 19, 1998

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

                                                         SUPPLEMENTAL INFORMATION BY FUND
                              --------------------------------------------------------------------------------------
                                                                   FIXED              INTERNA-
                                SAVINGS     EQUITY     BALANCED    INCOME    INDEX    TIONAL      STOCK       LOAN
                                 FUND        FUND        FUND      FUND       FUND    FUND         FUND       FUND       TOTAL
                              ----------  ----------  ----------  --------  --------  --------  ----------  --------  -----------
ASSETS:

CASH                                                                                            $   28,270            $    28,270
INVESTMENTS - AT FAIR VALUE   $1,211,244  $6,288,441  $2,685,203  $325,648  $411,316  $ 94,548   6,066,073             17,082,473
EMPLOYEE CONTRIBUTIONS
  RECEIVABLE                       4,249      24,270      11,032     1,622     6,451     2,091       4,842                 54,557
EMPLOYER CONTRIBUTIONS
  RECEIVABLE                                                                                        11,808                 11,808
LOANS RECEIVABLE                                                                                            $359,936      359,936
                              ----------  ----------  ----------  --------  --------  --------  ----------  --------  -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                $1,215,493  $6,312,711  $2,696,235  $327,270  $417,767  $ 96,639  $6,110,993  $359,936  $17,537,044
                              ==========  ==========  ==========  ========  ========  ========  ==========  ========  ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               SEPTEMBER 30, 1997

                                                                                  SUPPLEMENTAL INFORMATION BY FUND
                                          -----------------------------------------------------------------------------------
                                            SAVINGS        EQUITY        BALANCED    FIXED INCOME     INDEX     INTERNATIONAL
                                             FUND           FUND           FUND          FUND          FUND          FUND
                                          ----------     ----------     ----------   ------------    --------   -------------
ASSETS:

CASH
INVESTMENTS - AT FAIR VALUE               $1,216,455     $6,733,471     $2,694,011     $323,345      $282,739      $84,885
EMPLOYEE CONTRIBUTIONS RECEIVABLE              2,855         17,292          8,190        1,335         4,221        1,522
EMPLOYER CONTRIBUTIONS RECEIVABLE
LOANS RECEIVABLE
                                          ----------     ----------     ----------     --------      --------      -------

NET ASSETS AVAILABLE FOR BENEFITS         $1,219,310     $6,750,763     $2,702,201     $324,680      $286,960      $86,407
                                          ==========     ==========     ==========     ========      ========      =======


                                              SUPPLEMENTAL INFORMATION BY FUND
                                              --------------------------------
                                                STOCK                   LOAN
                                                 FUND                   FUND               TOTAL
                                              ----------              --------          -----------
ASSETS:

CASH                                          $   21,260                                $    21,260
INVESTMENTS - AT FAIR VALUE                    4,516,299                                 15,851,205
EMPLOYEE CONTRIBUTIONS RECEIVABLE                  2,699                                     38,114
EMPLOYER CONTRIBUTIONS RECEIVABLE                  8,710                                      8,710
LOANS RECEIVABLE                                                      $290,461              290,461
                                              ----------              --------          -----------

NET ASSETS AVAILABLE FOR BENEFITS             $4,548,968              $290,461          $16,209,750
                                              ==========              ========          ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      THREE MONTHS ENDED DECEMBER 31, 1997

                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                         ------------------------------------------------------------------------------------------
                                           SAVINGS        EQUITY         BALANCED      FIXED INCOME     INDEX         INTERNATIONAL
                                            FUND           FUND            FUND            FUND          FUND             FUND
                                         -----------   ------------     ----------     -------------  ----------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1997                      $ 1,219,310      $ 6,750,763      $ 2,702,201      $324,680     $ 286,960      $   86,407

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                     19,914          124,286           56,672         8,508        31,459          10,402
 EMPLOYEE ROLLOVER PAYMENTS                    365           18,788           18,091         2,499         9,968           6,879
 EMPLOYER CONTRIBUTIONS
 EMPLOYEE LOAN PAYMENTS                      4,685           20,016            8,820         1,320         3,695             164
INVESTMENT INCOME                           16,224                                           5,582
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                             (229,033)          76,843         1,874        11,565          (8,239)
INVESTMENT ELECTION TRANSFERS                                                                             83,635           1,532
                                       -----------      -----------      -----------      --------     ---------      ----------

TOTAL ADDITIONS                             41,188          (65,943)         160,426        19,783       140,322          10,738

DEDUCTIONS:

 BENEFIT PAYMENTS                           29,081          161,654           62,276         8,570         2,515             506
 EMPLOYEE LOANS
 INVESTMENT ELECTION TRANSFERS              15,924          210,455          104,116         8,623         7,000
                                       -----------      -----------      -----------      --------     ---------      ----------
TOTAL DEDUCTIONS                            45,005          372,109          166,392        17,193         9,515             506
                                       -----------      -----------      -----------      --------     ---------      ----------
NET ADDITIONS (DEDUCTIONS)                  (3,817)        (438,052)          (5,966)        2,590       130,807          10,232
                                       -----------      -----------      -----------      --------     ---------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                    $ 1,215,493      $ 6,312,711      $ 2,696,235      $327,270     $ 417,767      $   96,639
                                       ===========      ===========      ===========      ========     =========      ==========

                                    SUPPLEMENTAL INFORMATION BY FUND
                                    --------------------------------
                                         STOCK          LOAN
                                         FUND           FUND          TOTAL
                                    -------------    ----------      -------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1997                      $4,548,968     $  290,461     $16,209,750

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                    24,739                        275,980
 EMPLOYEE ROLLOVER PAYMENTS                 9,563                         66,153
 EMPLOYER CONTRIBUTIONS                    60,500                         60,500
 EMPLOYEE LOAN PAYMENTS                     5,203                         43,903
INVESTMENT INCOME                                                         21,806
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS          1,434,645                      1,287,655
INVESTMENT ELECTION TRANSFERS             166,841        126,900         378,908
                                       ----------     ----------     -----------

TOTAL ADDITIONS                         1,701,491        126,900       2,134,905

DEDUCTIONS:

 BENEFIT PAYMENTS                         106,676         20,146         391,424
 EMPLOYEE LOANS                                           37,279          37,279
 INVESTMENT ELECTION TRANSFERS             32,790                        378,908
                                       ----------     ----------      ----------
TOTAL DEDUCTIONS                          139,466         57,425         807,611
                                       ----------     ----------      ----------
NET ADDITIONS (DEDUCTIONS)              1,562,025         69,475       1,327,294
                                       ----------     ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                    $6,110,993     $  359,936     $17,537,044
                                       ==========     ==========     ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                   MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED SEPTEMBER 30, 1997

                                                                        SUPPLEMENTAL INFORMATION BY FUND
                                         ------------------------------------------------------------------------------------------
                                           SAVINGS        EQUITY         BALANCED      FIXED INCOME     INDEX         INTERNATIONAL
                                            FUND           FUND            FUND            FUND          FUND             FUND
                                         -----------   ------------     ----------     -------------  ----------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1996                       $ 1,318,526       $5,854,335      $2,356,238      $ 362,777     $      0        $     0

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                     108,673          583,571         306,569         46,895       55,597         21,801
 EMPLOYEE ROLLOVER PAYMENTS                  12,617           40,227          22,932            233       21,489          2,540
 EMPLOYER CONTRIBUTIONS
 EMPLOYEE LOAN PAYMENTS                      26,518          104,762          34,923          6,251        8,383          1,369
INVESTMENT INCOME                            66,710              275           1,582         24,290
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                             2,134,547         614,181          8,835       15,592            898
INVESTMENT ELECTION TRANSFERS                13,500                                                      198,199         61,178
                                        -----------       ----------      ----------      ---------     --------        -------

TOTAL ADDITIONS                             228,018        2,863,382         980,187         86,504      299,260         87,786

DEDUCTIONS:

 BENEFIT PAYMENTS                           274,698        1,668,331         447,057         68,910          845            183
 EMPLOYEE LOANS
 INVESTMENT ELECTION TRANSFERS               52,536          298,623         187,167         55,691       11,455          1,196
                                        -----------       ----------      ----------      ---------     --------        -------
TOTAL DEDUCTIONS                            327,234        1,966,954         634,224        124,601       12,300          1,379
                                        -----------       ----------      ----------      ---------     --------        -------
NET ADDITIONS (DEDUCTIONS)                  (99,216)         896,428         345,963        (38,097)     286,960         86,407
                                        -----------       ----------      ----------      ---------     --------        -------
NET ASSETS AVAILABLE FOR BENEFITS,
  SEPTEMBER 30, 1997                    $ 1,219,310       $6,750,763      $2,702,201      $ 324,680     $286,960        $86,407
                                        ===========       ==========      ==========      =========     ========        =======

                                    SUPPLEMENTAL INFORMATION BY FUND
                                    --------------------------------
                                          STOCK         LOAN
                                          FUND          FUND           TOTAL
                                    -------------    ----------      -------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1996                     $3,460,141    $  277,724    $13,629,741

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                   91,592                    1,214,698
 EMPLOYEE ROLLOVER PAYMENTS               30,737                      130,775
 EMPLOYER CONTRIBUTIONS                  277,660                      277,660
 EMPLOYEE LOAN PAYMENTS                   20,272                      202,478
INVESTMENT INCOME                             53                       92,910
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS         1,438,239                    4,212,292
INVESTMENT ELECTION TRANSFERS             93,465       277,759        644,101
                                      ----------    ----------    -----------

TOTAL ADDITIONS                        1,952,018       277,759      6,774,914

DEDUCTIONS:

 BENEFIT PAYMENTS                        825,758        87,843      3,373,625
 EMPLOYEE LOANS                                        177,179        177,179
 INVESTMENT ELECTION TRANSFERS            37,433                      644,101
                                      ----------    ----------    -----------
TOTAL DEDUCTIONS                         863,191       265,022      4,194,905
                                      ----------    ----------    -----------
NET ADDITIONS (DEDUCTIONS)             1,088,827        12,737      2,580,009
                                      ----------    ----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  SEPTEMBER 30, 1997                  $4,548,968    $  290,461    $16,209,750
                                      ==========    ==========    ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                    MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED SEPTEMBER 30, 1996


                                                                SUPPLEMENTAL INFORMATION BY FUND
                                           --------------------------------------------------------------------------
                                           SAVINGS      EQUITY     BALANCED   FIXED INCOME    STOCK         LOAN
                                            FUND         FUND        FUND         FUND         FUND         FUND         TOTAL
                                           -------   ------------ ----------  ------------  ---------    ----------     -------
NET ASSETS AVAILABLE FOR BENEFITS,
  OCTOBER 1, 1995                       $ 1,727,822   $5,157,887  $ 1,938,242   $ 466,916   $ 3,603,442   $   300,348   $13,194,657

ADDITIONS:

CONTRIBUTIONS:
 EMPLOYEE CONTRIBUTIONS                     175,360      665,563      344,812      74,679        99,932                   1,360,346
 EMPLOYEE ROLLOVER PAYMENTS                  32,859      157,619       87,336       2,402                                   280,216
 EMPLOYER CONTRIBUTIONS                                                                         314,340                     314,340
 EMPLOYEE LOAN PAYMENTS                      22,290      110,341       38,552       5,010        14,344                     190,537
INVESTMENT INCOME                            79,973        6,435        2,981      29,617           133                     119,139
NET APPRECIATION/(DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                           657,797      283,292      (6,001)       83,770                   1,018,858
INVESTMENT ELECTION TRANSFERS                             51,624      154,034                   79,099       219,963        504,720
                                        -----------   ----------  -----------   ---------   -----------   -----------   -----------

TOTAL ADDITIONS                             310,482    1,649,379      911,007     105,707       591,618       219,963     3,788,156

DEDUCTIONS:

 BENEFIT PAYMENTS                           443,226      861,181      436,598     132,707       732,053        80,808     2,686,573
 EMPLOYEE LOANS                                                                                               161,779       161,779
 INVESTMENT ELECTION TRANSFERS              276,552       91,750       56,413      77,139         2,866                     504,720
                                        -----------   ----------  -----------   ---------   -----------   -----------   -----------
TOTAL DEDUCTIONS                            719,778      952,931      493,011     209,846       734,919       242,587     3,353,072
                                        -----------   ----------  -----------   ---------   -----------   -----------   -----------
NET ADDITIONS (DEDUCTIONS)                 (409,296)     696,448      417,996    (104,139)     (143,301)      (22,624)      435,084
                                        -----------   ----------  -----------   ---------   -----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  SEPTEMBER 30, 1996                    $ 1,318,526   $5,854,335  $ 2,356,238   $ 362,777   $ 3,460,141   $   277,724   $13,629,741
                                        ===========   ==========  ===========   =========   ===========   ===========   ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                  MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                    THREE MONTHS ENDED DECEMBER 31, 1997 AND

                     YEARS ENDED SEPTEMBER 30, 1997 AND 1996


A.   Significant Accounting Policies

     The financial statements of the MEDIQ Incorporated Employees' Savings Plan (the "Plan") are presented on the accrual basis of accounting. Investments are stated at their fair value. Fair values for investments are determined by closing prices as of the last trading day of the Plan year. Dividends and interest are recorded when earned. Employee and employer contributions are recorded in the period to which they are applicable. Benefit payments are recorded when paid. Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. All other costs and expenses of the Plan are paid for by MEDIQ Incorporated ("MEDIQ" or the "Company"). Should the Company elect not to pay administrative expenses, such expenses will be paid by the Plan.

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles necessarily requires Plan management to make estimates and assumptions. These estimates and assumptions, which may differ from actual results, will affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements, as well as the reported amounts of changes in net assets available for benefits during the period.

B.   Plan Description

     The following is not intended to be a complete description of the Plan. Plan participants should refer to the Plan documents for a complete description of the Plan. The original effective date of the Plan was October 1, 1983. The Plan was amended in its entirety effective as of January 1, 1997. The Company adopted the Vanguard Fiduciary Trust Company Prototype Non-Standarized Safe Harbor Profit Sharing Plan with CODA ("Vanguard Prototype 401(k) Savings Plan") and appointed Vanguard Fiduciary Trust Company as trustee and recordkeeper of the Plan. Employees are eligible to join the Plan upon completion of twelve months employment during which they have worked a minimum of 1,000 hours and are age 21 or older. Participants may contribute to the Plan from 1% to 18% of their salaries to be invested, as they choose, in the various funds described in Note C. If the participant is deemed a highly compensated employee, the Plan limits the contribution to 6%.

     The Plan provides that the Company will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, subject to certain limitations. The Company's matching contribution is made in cash and up to May 31, 1998, was to be used to purchase shares of the common stock of the Company for the account of the participant. Effective June 1, 1998, all company matching contributions will be invested according to each participant's pre-tax contribution allocation.

     A participant's accrued benefit is at all times fully vested and nonforfeitable.

     Distributions from the funds, with the exception of the stock fund, are made in cash. Distributions from the stock fund are in the form of the securities held or cash.

C.   Investment Options

     Participant contributions are invested in accordance with the written directions of the participant in one or more of the following funds:

     1. Savings Fund: The fund objective is to hold high-quality, short-term investments that preserve the amount of the original investment and provide current income.

     2. Equity Fund: The fund objective is to hold a concentrated portfolio of large company equity securities. As a secondary objective, the fund also seeks to provide long-term growth and modest dividend income.

     3. Balanced Fund: The fund objective is to hold a broad diversified portfolio of stocks and bonds to provide a combination of long-term growth and income. The fund maintains 60% to 70% of its assets in stocks and 30% to 40% in high-quality bonds.

     4. Fixed Income Fund: The fund objective is to hold a mix of government and affiliated agency securities to provide income from interest. The fund invests in mortgage-backed certificates issued by the Government National Mortgage Association ("GNMA").

     5. Index Fund: The fund objective is to provide long-term growth of capital and income from dividends; the fund holds all of the 500 stocks that make up the Standard & Poor's 500 composite Stock Price Index in proportion to their weighting in the Index. The fund attempts to match the performance of the Index, a widely recognized benchmark of the U.S. Stock Market performance.

     6. International Fund: The fund objective is to provide long-term growth of capital. The fund invests in stocks of high quality seasoned companies based outside the United States. The fund invests 60% to 70% of its assets in companies with sustainable competitive advantages and strong prospects for long-term growth.

     7. Stock Fund: The assets of the stock fund, including earnings thereon, are invested in the Company's common stock. A brokerage firm purchases the Company's stock at prevailing market rates in the open market, and, in the normal course of business, sells such stock to meet distribution requirements of the Plan. Also included in the stock fund is a small portion invested in short term reserves to help accommodate daily transactions.

     Effective June 1, 1998, the company added two new funds, a Vanguard Growth Fund and a Vanguard Index Growth Fund.

     Pursuant to the Plan, with the exception of the Company's matching contributions, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made under the Plan.

     As of result of the Merger on May 29, 1998, between MEDIQ and MQ Acquisition Company (See Note L), the MEDIQ Common Stock Fund has been eliminated. The cash proceeds for each share of MEDIQ Common Stock were reallocated to the participants' other investment options based on their investment allocation elections in effect as of June 5, 1998.

     In regard to the newly issued Series A Preferred Stock, no additional purchases, withdrawals, or loan transactions will be permitted. The only available option will allow participants to sell their Preferred Shares and reallocate the proceeds into any of the other existing funds.

D.   Investments

     As of December 31, 1997 and September 30, 1997, the Savings Fund, Equity Fund, Balanced Fund and the Common Stock Fund, individually represent 5% or more of net assets available for benefits.

     The fair value of the investments of the Plan are as follows:

                                       December 31, 1997     September 30, 1997
                                       -----------------     ------------------
     Savings Fund                         $1,211,244             $1,216,455
     Equity Fund                           6,288,441              6,733,471
     Balanced Fund                         2,685,203              2,694,011
     Fixed Income Fund                       325,648                323,345
     Index Fund                              411,316                282,739
     International Fund                       94,548                 84,885
     Stock Fund:
       Common Stock -- MEDIQ               6,066,073              4,516,299
                                         -----------            -----------
                                         $17,082,473            $15,851,205
                                         ===========            ===========

     The Savings Fund investment is comprised of 1,211,244 shares of Vanguard's Prime Portfolio Fund, with a fair value of $1.00 per share at December 31, 1997 and 1,216,455 shares at $1.00 per share at September 30, 1997.

     The Equity Fund investment is comprised of 370,344 shares of Vanguard's Windsor Fund, with a fair value of $16.98 per share at December 31, 1997 and 324,818 shares at $20.73 per share at September 30, 1997.

     The Balanced Fund investment is comprised of 91,178 shares of Vanguard's Wellington Fund, with a fair value of $29.45 per share at December 31, 1997 and 87,810 shares at $30.68 per share at September 30, 1997.

     The Fixed Income Fund investment is comprised of 31,222 shares of Vanguard's - GNMA portfolio, with a fair value of $10.43 per share at December 31, 1997 and 31,181 shares at $10.37 per share at September 30, 1997.

     The Index Fund investment is comprised of 4,567 shares of Vanguard's Index Trust 500 portfolio, with a fair value of $90.07 per share at December 31, 1997 and 3,189 shares at $88.65 per share at September 30, 1997.

     The International Fund investment is comprised of 5,769 shares of Vanguard's International Growth portfolio, with a fair value of $16.39 per share at December 31, 1997 and 4,487 shares at $18.92 per share at September 30, 1997.

     The Stock Fund investment is comprised of 545,265 shares of the Company's common stock, with a fair value of $11.125 at December 31, 1997 and 535,265 shares of the Company's common stock, with a fair value of $8.4375 per share at September 30, 1997.

     Investment income is accrued as earned. The net appreciation or depreciation in fair value of investments represents the change in the fair value during the periods as a result of reinvested dividends or appreciation or depreciation in the underlying securities in the various funds except to the extent of gains or losses realized on investments sold during the year.

E.   Loans

     A participant may be granted a loan at the discretion of the Plan Administrator in accordance with the Plan document and current IRS regulations. Loans shall be repaid in equal installments of principal and interest over a period and at rates designated by the Plan.

F.   Withdrawals

     Participants are limited to two withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, a participant must exhaust the possibility of all other distributions (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, a participant is suspended from making contributions to the Plan for one year.

G.   Administration of the Plan

     The Plan is administered by Jay M. Kaplan, Senior Vice President and Chief Financial Officer of MEDIQ, the Plan Administrator, who has fiduciary responsibility for the general operations of the Plan and may interpret provisions of the Plan. The Plan Administrator does not have any responsibilities with respect to the investment of Plan assets.

     The Plan's trustees are appointed by the Board of Directors of the Company for the current year and may resign or be removed at any time. The Company indemnifies such trustees to the extent determined by its Board of Directors. Effective January 1, 1997 the Board of Directors of the Company appointed Vanguard Fiduciary Trust Company as Trustee for the Plan.

     Under the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), each of the above individuals is a "party-in-interest".

     Although the Company expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, the net assets of the Plan would be allocated as required by ERISA, as amended.

H.   Federal Tax Considerations

     The Plan Administrator received a determination letter dated February 22, 1996 from the Internal Revenue Service ("IRS") that the Plan met the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has since been amended through the adoption of the "Vanguard Prototype 401(k) Savings Plan". The Plan Administrator believes that the Plan is in compliance with the applicable requirements of the Code, and that the Plan's related trust is exempt from federal income tax under the provisions of Section 501(a) of the Code. As a result, matching contributions and salary reduction contributions, as well as earnings on all Plan assets, are generally not subject to federal income tax until distributed from the Plan.

     The Plan has met the nondiscrimation requirements of Section 401(k) and 401(m) of the Code for the three months ended December 31, 1997.

     The Plan Administrator must refund excess aggregate contributions and excess contributions to certain highly compensated employees for the plan year ended September 30, 1997 to meet the nondiscrimination requirements of
     Section 401(k) and 401(m) of the Code. The Plan Administrator intends to make the required distributions prior to September 30, 1998. By making such distributions, the Plan will be in compliance with applicable IRS rules for the year ended September 30, 1997.

I.   Mental Health Management, Inc. ("MHM") Stock Sale

     On November 21, 1996, the Plan sold all of its shares of "MHM" Common Stock. All proceeds were reinvested to the participants' accounts, according to their current investment allocation election.

J.   Divestitures - Special Distributions

     In November 1996, the Company sold substantially all of the assets of MEDIQ Mobile X-Ray Services, Inc. ("Mobile X-Ray"), a wholly-owned subsidiary of the Company. This transaction resulted in a total distribution of $1,217,711 from the Plan to 96 employees during fiscal year 1997.

K.   Change In Plan Year

     On September 30, 1997 the Board of Directors of MEDIQ approved the change of the Plan Trust Year from fiscal year, September 30th, to calendar year, December 31st effective October 1, 1997.

L.   Subsequent Event

     On May 29, 1998, the Company announced that, pursuant to the terms of a definitive agreement and plan of merger (the "Merger Agreement"), MQ Acquisition Corporation ("Acquirer"), a Delaware corporation formed by Bruckmann, Rosser, Sherrill & Co., L.P., has entered into a transaction with the Company whereby Acquirer merged with and into the Company (the "Merger"), with the Company being the Surviving Corporation in the Merger (the "Surviving Corporation"). In the Merger, holders of the Company's outstanding Common Stock and Preferred Stock are entitled to receive, in exchange for each outstanding share of Common Stock or Preferred Stock, $13.75 in cash, without interest, and 0.075 of a share of a newly created Series A 13% Cumulative Compounding Preferred Stock, par value $.01 per share (the "13% Senior Preferred Stock") of the Surviving Corporation. The 13% Senior Preferred Stock has a liquidation preference of $10.00 per share.

M. Financial Information as of and for the Three Months Ended December 31, 1996 (Unaudited)

     The net assets available for benefits as of December 31, 1996 were as follows:

     Cash                                                            $     1,094
     Investments - At Fair Value                                      14,473,300
     Employee Contributions Receivable                                     3,748
     Loans Receivable                                                    354,165
                                                                     -----------

     Net Assets Available For Benefits                               $14,832,307
                                                                     ===========


     The changes in net assets for the three months ended December 31, 1996 were as follows:

     Net Assets Available For Benefits, October 1, 1996              $13,629,741

     Additions:

     Employee Contributions                                              303,255
     Employee Rollover Payments                                           30,611
     Employer Contributions                                               70,832
     Employee Loan Repayments                                             42,954
     Investment Income                                                    25,378
     Net Appreciation/(Depreciation)
       In Fair Value of Investments                                    1,099,888
     Investment Election Transfers                                       203,467
                                                                     -----------
     Total Additions                                                   1,776,385

     Deductions:

     Benefit Payments                                                    334,293
     Employee Loans                                                       36,059
     Investment Elections Transfers                                      203,467
                                                                     -----------

     Total Deductions                                                    573,819
                                                                     -----------
     Net Additions (Deductions)                                        1,202,566
                                                                     -----------
     Net Assets Available For Benefits, December 31,1996             $14,832,307
                                                                     ===========


     Exhibit Index
     -------------

     Exhibit 23 - Consents of Experts and Counsel

MEDIQ INCORPORATED EMPLOYEES' SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------

                                                                                                              Current
Fund              Identity of Issue                                        Shares            Cost (1)          Value
----              -----------------                                        ------            --------          -----
Savings           Vanguard Money Market Fund                             1,211,244       $  1,211,244     $  1,211,244

Equity            Vanguard Windsor Fund                                    370,344          6,242,308        6,288,441

Balanced          Vanguard Wellington Fund                                  91,178          2,432,968        2,685,203

Fixed Income      Vanguard GNMA Fund                                        31,222            319,387          325,648

Index Fund        Vanguard Index Trust - 500 Portfolio                       4,567            391,760          411,316

International     Vanguard International Growth Fund                         5,769            105,486           94,548

Stock             MEDIQ* Common Stock Fund                                 545,265          2,831,869        6,066,073

Loan              Participant Loans (bearing interest at 7.4%-12.5%,
                    maturity ranging from 1 year to 30 years)                                       0          359,936
                                                                                          -----------      -----------

TOTAL INVESTMENTS                                                                         $13,535,022      $17,442,409
                                                                                          ===========      ===========


(1) The cost basis for December 31, 1997 for the Equity Fund, Balanced Fund, and Fixed Income Fund were restated based on the market value as of January 1,1997. The Company appointed Vanguard Fiduciary Trust Company as trustee and recordkeeper effective January 1, 1997. This change also allowed the Company to provide daily valuation format to participants. Due to this conversion, the funds of the Equity, Balanced, and Fixed Income funds were transferred to participants' individual accounts. In addition, two new funds, the Index and International, were made available to participants effective January 1, 1997.



*Indicates party-in-interest to the Plan.

                                   SIGNATURES


The Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MEDIQ Incorporated
                                                 ------------------
                                                    (Registrant)


Date:  June 29, 1998                     By: /s/ Jay M. Kaplan
       -------------                        ------------------
                                            Jay M. Kaplan
                                            Senior Vice President - Finance and
                                            Chief Financial Officer


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused the annual report included in this filing to be signed on their behalf by the undersigned, hereunto duly authorized.

                                                 MEDIQ Incorporated
                                                 Employees' Savings Plan
                                                 -----------------------
                                                         (Plan)


Date:  June 29, 1998                     By: /s/ Jay M. Kaplan
       -------------                        ------------------
                                            Jay M. Kaplan
                                            Senior Vice President - Finance and
                                            Chief Financial Officer, MEDIQ
                                            Incorporated, Administrator of the
                                            Plan